Exhibit 99.1

STANDARD LITHIUM ANNOUNCES RESULTS OF
2023 ANNUAL GENERAL AND SPECIAL MEETING

El Dorado, Arkansas – April 4, 2023 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, is pleased to announce the detailed voting results from its Annual General and Special Meeting held on April 4, 2023 (the “Meeting”).

A total of 42,664,744 common shares were represented at the Meeting, representing 25.42% of the issued and outstanding common shares of the Company at the record date.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's management information circular dated February 23, 2023 (the “Circular”), were approved by the requisite majority of votes cast at the Meeting.

Election of Directors

The number of directors was fixed at eight and each of the following nominees set forth in the Company’s Circular was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes FOR	% Votes AGAINST
Robert Cross	99.23%	0.77%
Dr. Andrew Robinson	84.76%	15.24%
Robert Mintak	91.18%	8.82%
Jeffrey Barber	99.24%	0.76%
Anthony Alvaro	55.98%	44.02%
Dr. Volker Berl	99.20%	0.80%
Claudia D’Orazio	99.01%	0.99%
Anca Rusu	98.98%	1.02%

Appointment of Auditor

At the Meeting the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants as the auditor of the Company and authorized the directors to fix the remuneration to be paid to the auditor. The resolution was approved with 99.58% votes FOR and 0.42% votes WITHHELD.

Approval of Amended and Restated Option Plan and Amended and Restated Incentive Plan

The shareholders also ratified the amended and restated stock option plan of the Company, which was approved by resolution with 79.31% votes FOR and 20.69% votes AGAINST, and the amended and restated long term incentive plan of the Company, which was approved by resolution with 81.87% votes FOR and 18.13% votes AGAINST.

The Company has filed a report of voting results on all resolutions voted on at the Meeting under its profile on SEDAR (www.sedar.com).

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are frequently characterized by words such as “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “schedule” and other similar words or expressions which identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the LANXESS Property Project and the South West Arkansas Project, accuracy of mineral or resource exploration activity and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations

David Barnard

+1 415-433-3777

standardlithium@lhai.com

info@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/